Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2025

Shenzhen, China, May 15, 2025 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights:

●	Total revenues were US$88.8 million, representing an increase of 10.5% year-over-year.

●	Subscription revenues were US$35.7 million, representing an increase of 7.7% year-over-year.

●	Live-streaming and other services revenues were US$28.4 million, representing an increase of 66.0% year-over-year.

●	Cloud computing revenues were US$24.7 million, representing a decrease of 18.0% year-over-year.

●	Gross profit was US$44.1 million, representing an increase of 2.9% year-over-year, and gross profit margin was 49.7% in the first quarter, compared with 53.3% in the same period of 2024.

●	Net loss was US$0.9 million in the first quarter, compared with net income of US$3.6 million in the same period of 2024.

●	Non-GAAP net income[1] was US$0.1 million in the first quarter, compared with non-GAAP net income of US$4.5 million in the same period of 2024.

●	Diluted loss per ADS was US$0.01 in the first quarter, compared with diluted earnings per ADS of US$0.06 in the same period of 2024.

●	Non-GAAP diluted earnings per ADS[2] were US$0.004 in the first quarter, compared with non-GAAP diluted earnings per ADS of US$0.07 in the same period of 2024.

“Our quarterly revenue was in line with our expectations, and we achieved consistent top-line growth of 10.5% year-over-year in total revenues to US$88.8 million in the first quarter of 2025," commented Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei. "Notably, our subscription revenue increased by 7.7% year-over-year, primarily due to intensified efforts in diversifying marketing channels for user acquisition. Additionally, the 79.2% year-over-year growth in revenue from our live-streaming business reflected a recovery and an expansion of our market presence overseas. I believe the result underscores our strategic efforts to adapt to international markets, leveraging localized operation and innovative technologies to meet diverse user preferences.”

“This year will be pivotal for Xunlei, marked by the strategic acquisition of Hupu and proactive exploration of corporate development initiatives aimed at diversifying revenue streams to achieve sustainable growth in both top-line and bottom-line. Supported by our strong capital structure and ample financial liquidity, we remain committed to delivering value to users while harnessing our outstanding technological capabilities and operational expertise to capitalize on AI-driven applications and other new opportunities, and to create long-term value for shareholders," Mr. Li concluded.

1 Non-GAAP net income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

2 Non-GAAP earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

First Quarter 2025 Financial Results

Total Revenues

Total revenues were US$88.8 million, representing an increase of 10.5% year-over-year. The increase in total revenues was mainly attributable to the increased revenues generated from our subscription business and overseas audio live-streaming business.

Revenues from subscription were US$35.7 million, representing an increase of 7.7% year-over-year. The increase in subscription revenues was mainly driven by the increase in the number of subscribers. The number of subscribers was 6.04 million as of March 31, 2025, compared with 5.76 million as of March 31, 2024. The average revenue per subscriber for the first quarter was RMB40.9, compared with RMB39.5 in the same period of 2024. The higher average revenue per subscriber was due to the increased proportion of premium subscribers which have higher average revenue per subscriber.

Revenues from live-streaming and other services were US$28.4 million, representing an increase of 66.0% year-over-year. The increase in live-streaming and other services revenues was mainly due to the increase in revenues from our overseas audio live-streaming businesses.

Revenues from cloud computing were US$24.7 million, representing a decrease of 18.0% year-over-year. The decrease in cloud computing revenues was mainly due to the reduced sales of our cloud computing services and hardware devices as a result of heightened competition, pricing pressure and evolving regulatory environment.

Costs of Revenues

Costs of revenues were US$44.4 million, representing 50.0% of our total revenues, compared with US$37.1 million, or 46.2% of the total revenues, in the same period of 2024. The increase in costs of revenues was mainly attributable to the increase in revenue-sharing expenses in our overseas audio live-streaming operations, generally in line with the growth in live-streaming and other service revenues.

Bandwidth costs, as included in costs of revenues, were US$26.6 million, representing 30.0% of our total revenues, compared with US$27.1 million, or 33.8% of the total revenues, in the same period of 2024. The decrease in bandwidth costs was primarily due to the reduced sales of our cloud computing services during the quarter, partially offset by the increased usage of Xunlei Cloud as a result of the increased subscribers.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and payment handling charges.

Gross Profit and Gross Profit Margin

Gross profit for the first quarter of 2025 was US$44.1 million, representing an increase of 2.9% year-over-year. Gross profit margin was 49.7% in the first quarter of 2025, compared with 53.3% in the same period of 2024. The increase in gross profit was mainly driven by the increase in gross profit generated from our overseas audio live-streaming business and subscription business. The decrease in gross profit margin was mainly attributable to the decreased gross profit margin of cloud computing business.

Research and Development Expenses

Research and development expenses for the first quarter of 2025 were US$18.7 million, representing 21.1% of our total revenues, compared with US$17.6 million, or 22.0% of our total revenues, in the same period of 2024. The increase was primarily due to the increased labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter of 2025 were US$15.5 million, representing 17.5% of our total revenues, compared with US$10.1 million, or 12.5% of our total revenues, in the same period of 2024. The increase was primarily due to more marketing expenses incurred during the quarter for our subscription and overseas audio live-streaming businesses as part of our ongoing efforts on user acquisition.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2025 were US$11.8 million, representing 13.3% of our total revenues, compared with US$11.1 million, or 13.9% of our total revenues, in the same period of 2024.

Operating (Loss)/Income

Operating loss was US$1.9 million, compared with an operating income of US$4.0 million in the same period of 2024. The decrease in operating income was primarily attributable to the decrease in gross profit margin and the increase in sales and marketing expenses during the quarter, compared with the same period of 2024.

Other Income, Net

Other income, net was US$1.2 million, compared with other income, net of US$0.3 million in the same period of 2024. The increase was primarily due to impairment on one of our long-term investments that occurred during the first quarter of 2024.

Net (Loss)/Income and (Loss)/Earnings Per ADS

Net loss was US$0.9 million compared with net income of US$3.6 million in the same period of 2024. The net loss was primarily due to the increase in operating loss, partially offset by the increased other income as discussed above. Non-GAAP net income was US$0.1 million in the first quarter of 2025, compared with US$4.5 million in the same period of 2024.

Diluted loss per ADS in the first quarter of 2025 was US$0.01, compared with diluted earnings per ADS of US$0.06 in the first quarter of 2024. Non-GAAP diluted earnings per ADS was US$0.004 in the first quarter, compared with non-GAAP diluted earnings per ADS of US$0.07 in the same period of 2024.

Cash Balance

As of March 31, 2025, the Company had cash, cash equivalents and short-term investments of US$274.6 million, compared with US$287.5 million as of December 31, 2024. The decrease in cash, cash equivalents and short-term investments was mainly due to the first tranche of payment for the acquisition of Hupu, spending on share repurchase and repayment of bank loans during the quarter, partially offset by the net cash inflow from operating activities.

Share Repurchase Program

On June 4, 2024, Xunlei announced that its Board of Directors had authorized a new plan for the repurchase of up to US$20 million of its ADSs or shares over the 12 months that followed. As of March 31, 2025, the Company had spent US$6.5 million on share buybacks under the new share repurchase program, among which US$0.9 million was spent in the first quarter of 2025.

Guidance for the Second Quarter of 2025

For the second quarter of 2025, Xunlei estimates total revenues to be between US$91 million and US$96 million, and the midpoint of the range represents a quarter-over-quarter increase of approximately 5.3%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 15, 2025 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register-conf.media-server.com/register/BIe31316b11951413ca6026dd0a7227b38

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/vrett8r2

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses and impairment loss of goodwill, which are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	Dec 31,
	2025	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	163,136	177,329
Short-term investments	111,436	110,209
Accounts receivable, net	40,034	32,662
Inventories	1,024	1,255
Due from related parties	30,482	31,519
Prepayments and other current assets	15,464	10,058
Total current assets	361,576	363,032

Non-current assets:
Restricted cash	218	218
Long-term investments	31,049	30,599
Deferred tax assets	10,720	10,528
Property and equipment, net	54,631	55,430
Intangible assets, net	8,416	8,310
Long-term prepayments and other assets	18,718	5,334
Operating lease assets	532	450
Total assets	485,860	473,901

Liabilities
Current liabilities:
Accounts payable	24,900	22,964
Due to related parties, current	17	17
Contract liabilities, current portion	41,253	39,936
Lease liabilities	331	253
Income tax payable	10,466	9,386
Accrued liabilities and other payables	61,242	52,093
Short-term bank borrowings and current portion of long-term bank borrowings	697	2,087
Total current liabilities	138,906	126,736

Non-current liabilities:
Contract liabilities, non-current portion	588	458
Lease liabilities, non-current portion	174	161
Deferred tax liabilities	1,090	1,154
Bank borrowings, non-current portion	27,166	27,127
Other long-term payables	711	480
Total liabilities	168,635	156,116

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 307,351,196 shares outstanding as at December 31, 2024; 375,001,940 issued and 311,860,331 shares outstanding as at March 31, 2025)	78	77
Treasury shares (67,650,744 shares and 63,141,609 shares as at December 31, 2024 and March 31, 2025, respectively)	16	16
Additional paid-in-capital	477,350	477,244
Statutory reserves	8,718	8,718
Accumulated other comprehensive loss	(21,412)	(21,694)
Accumulated deficits	(147,105)	(146,305)
Total Xunlei Limited's shareholders' equity	317,645	318,056
Non-controlling interests	(420)	(271)
Total liabilities and shareholders' equity	485,860	473,901

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of (Loss)/Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2025	2024	2024
	US$	US$	US$
Revenues, net of rebates and discounts	88,764	84,302	80,359
Business taxes and surcharges	(310)	(313)	(379)
Net revenues	88,454	83,989	79,980
Costs of revenues	(44,350)	(40,416)	(37,139)
Gross profit	44,104	43,573	42,841

Operating expenses
Research and development expenses	(18,743)	(18,716)	(17,642)
Sales and marketing expenses	(15,522)	(12,461)	(10,061)
General and administrative expenses	(11,791)	(12,102)	(11,132)
Credit loss write-back/(expenses), net	65	(75)	26
Impairment of goodwill	-	(20,748)	-
Total operating expenses	(45,991)	(64,102)	(38,809)

Operating (loss)/income	(1,887)	(20,529)	4,032
Interest income	1,072	1,173	1,221
Interest expense	(220)	(139)	(242)
Other income, net	1,234	1,541	290
Income/(loss) before income taxes	199	(17,954)	5,301
Income tax (expense)/benefit	(1,145)	8,083	(1,663)
Net (loss)/income	(946)	(9,871)	3,638

Less: net loss attributable to non-controlling interest	(146)	(97)	(1)
Net (loss)/income attributable to common shareholders	(800)	(9,774)	3,639

(Loss)/earnings per share for common shares
Basic	(0.0026)	(0.0312)	0.0113
Diluted	(0.0026)	(0.0312)	0.0112

(Loss)/earnings per ADS
Basic	(0.0130)	(0.1560)	0.0565
Diluted	(0.0130)	(0.1560)	0.0560

Weighted average number of common shares used in calculating:
Basic	306,082,940	313,664,089	323,341,607
Diluted	306,082,940	313,664,089	323,491,768

Weighted average number of ADSs used in calculating:
Basic	61,216,588	62,732,818	64,668,321
Diluted	61,216,588	62,732,818	64,698,354

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2025	2024	2024
	US$	US$	US$
GAAP operating (loss)/income	(1,887)	(20,529)	4,032
Share-based compensation expenses	1,058	390	901
Impairment of goodwill	-	20,748	-
Non-GAAP operating (loss)/income	(829)	609	4,933

GAAP net (loss)/income	(946)	(9,871)	3,638
Share-based compensation expenses	1,058	390	901
Impairment of goodwill	-	20,748	-
Non-GAAP net income	112	11,267	4,539

GAAP (loss)/earnings per share for common shares:
Basic	(0.0026)	(0.0312)	0.0113
Diluted	(0.0026)	(0.0312)	0.0112

GAAP (loss)/earnings per ADS:
Basic	(0.0130)	(0.1560)	0.0565
Diluted	(0.0130)	(0.1560)	0.0560

Non-GAAP earnings per share for common shares:
Basic	0.0008	0.0362	0.0140
Diluted	0.0008	0.0362	0.0140

Non-GAAP earnings per ADS:
Basic	0.0040	0.1810	0.0700
Diluted	0.0040	0.1810	0.0700

Weighted average number of common shares used in calculating:
Basic	306,082,940	313,664,089	323,341,607
Diluted	306,082,940	313,664,089	323,491,768

Weighted average number of ADSs used in calculating:
Basic	61,216,588	62,732,818	64,668,321
Diluted	61,216,588	62,732,818	64,698,354

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com